EXHIBIT 99.18

Media Release

Rio Tinto’s Diavik diamond mine delivers its final production
26 March 2026

YELLOWKNIFE, Canada--(BUSINESS WIRE)-- After 23 years of operations and more than 150 million carats of rough diamonds produced before exhausting its economic reserves, Rio Tinto’s Diavik diamond mine in the Northwest Territories of Canada has celebrated its final day of production.
Rio Tinto Iron & Titanium and Diamonds Managing Director Sophie Bergeron said: “Forty years ago there were very few people who believed there were diamonds in Canada – even fewer could have foreseen how the Diavik story would unfold. To arrive at this milestone has required vision, courage and determination to overcome significant challenges to mine diamonds beneath a frozen lake in one of the world’s most remote and pristine ecosystems."
“Today, Diavik’s influence stretches into many spheres and over many continents and I am very proud to acknowledge all those people who have contributed to the discovery and development of the mine and the production and marketing of some of the finest diamonds the world has ever seen.”
Diavik mine, comprising four pipes, was discovered in 1991, beneath Lac de Gras, 220 kilometres south of the Arctic Circle. Mining began in 2003 and utilising both open pit and underground mining methods, has produced predominantly white gem quality diamonds and a small proportion of rare yellow diamonds.
Indigenous Government Organisations, government representatives and other stakeholders attended a celebration at the mine, signalling the formal completion of production at Diavik.
Diavik Chief Operating Officer Matthew Breen said: “This is an historic day for Diavik and the Northwest Territories and a great source of pride for this unique Canadian success story. Diavik has been an inspired collaboration between a modern mining company and Indigenous partners with an enduring legacy of socioeconomic benefits for the North. We look forward to continuing to respectfully reclaim the land in line with our commitments to, and in partnership with, the Government of the Northwest Territories and Indigenous partners.”
Planning for Diavik’s closure has been ongoing, commencing before the mine even began production, with closure goals covering safety, land use, landforms, water, biodiversity, community capacity and resource development. Closure activities will extend to 2029, followed by a period of post-closure monitoring.
The final production of Diavik rough diamonds will be polished and sold through 2026 and beyond by Rio Tinto’s international network of customers, including its long-standing Select Diamantaires™.

View source version on businesswire.com: https://www.businesswire.com/news/home/20260325299303/en/

Media Release

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